Exhibit 99.1

On March 10, 2006, the LAL Family Partners L.P. (the "Reporting Person") sold 200,000 shares of Class A Common Stock.

After these sales, the amounts of Class A Common Stock beneficially owned by:

(a) the Reporting Person includes 2,829,302 shares held directly and no shares held indirectly (does not include the ownership of 42,705,540 shares of Class B Common Stock, which are convertible to a like number of shares of Class A Common Stock);

(b) LAL Family Corporation includes 2,829,302 shares of Class A Common Stock held indirectly as the sole general partner of the Reporting Person (see (a) above regarding Class B shares):

(c) Leonard A. Lauder ("LAL") includes (i) 5,369,169 shares held directly, (ii) 2,829,302 shares indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P. (a limited partnership in which LAL has sole voting and investment power) (does not include the ownership of 42,705,540 shares of Class B Common Stock which are convertible into a like number of shares of Class A Common Stock), and (iii) 390,000 shares indirectly which are held directly by his wife, Evelyn H. Lauder ("EHL"). LAL disclaims beneficial ownership of the shares in clause (ii) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (iii) owned by his wife, EHL. Also excludes 40,220 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust of which LAL is a trustee and to which he disclaims beneficial ownership of such shares to the extent he does not have a pecuniary interest in such securities.

(d) EHL includes (i) 390,000 shares held directly, (ii) 5,369,169 shares held directly by her husband, LAL, and (iii) 2,829,302 shares held indirectly by her husband, LAL (see (c) (ii) above regarding Class B shares). EHL disclaims beneficial ownership of securities owned directly and indirectly by her husband, LAL.